UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13-D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 1)

                                  MedQuist Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   584949 10 1
--------------------------------------------------------------------------------
                                 (Cusip Number)

               John M. Suender, Five Greentree Centre, Suite 311,
                            Marlton, New Jersey 08053
--------------------------------------------------------------------------------

                                February 19, 1998
             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box | |

Check the following box if a fee is being paid with the statement | |. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

                                  SCHEDULE 13D

CUSIP NO.  584949 10 1

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David A. Cohen
         ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  | |
                                                             (b)  | |
3        SEC USE ONLY

4        SOURCE OF FUNDS* PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          | |
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                                          7.  SOLE VOTING POWER
                 NUMBER OF                    857,792
                   SHARES
                BENEFICIALLY              8.  SHARED VOTING POWER
                  OWNED BY                    N/A
                    EACH
                 REPORTING
                   PERSON                 9.  SOLE DISPOSITIVE POWER
                    WITH:                     857,792

                                          10.  SHARED DISPOSITIVE POWER
                                               N/A

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         857,792

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)            | |
         EXCLUDES CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         N/A

14       TYPE OF REPORTING PERSON*
         OO (JTWROS)

                                Page 2 of 5 pages

                                  SCHEDULE 13D

CUSIP NO.  584949 10 1

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Barbara Cohen
         ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  | |
                                                             (b)  | |
3        SEC USE ONLY

4        SOURCE OF FUNDS* PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          | |
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                                          7.  SOLE VOTING POWER
                 NUMBER OF                    789,058
                   SHARES
                BENEFICIALLY              8.  SHARED VOTING POWER
                  OWNED BY                    N/A
                    EACH
                 REPORTING
                   PERSON                 9.  SOLE DISPOSITIVE POWER
                    WITH:                     789,058

                                          10.  SHARED DISPOSITIVE POWER
                                               N/A

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         789,058

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)            | |
         EXCLUDES CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         N/A

14       TYPE OF REPORTING PERSON*
         OO (JTWROS)

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

                             SCHEDULE 13D STATEMENT

Item 1(a).   TITLE OF CLASS OF EQUITY SECURITIES:

             Item 1(a) is not amended or supplemented.

Item 1(b).   NAME AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICER:

             Item 1(b) is not amended or supplemented.

Item 2(a).   NAME OF PERSON FILING:

             David A. Cohen
             Barbara Cohen (Husband and Wife)

Item 2(b).   RESIDENCE OR BUSINESS ADDRESS:

             Mr. and Mrs. Cohen's business address is:
             Five Greentree Centre, Suite 311
             Marlton, New Jersey  08053

Item 2(c).   PRESENT EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND
             ADDRESS OF THE COMPANY IN WHICH SUCH EMPLOYMENT IS
             CONDUCTED.

             Item 2(c) is not amended or supplemented. Mrs. Cohen is not employed.

Item 2(d).   WHETHER OR NOT, DURING THE LAST FIVE YEARS, SUCH PERSON HAS
             BEEN CONVICTED IN A CRIMINAL PROCEEDING.

             Item 2(d) is not amended or supplemented.

Item 2(e).   WHETHER OR NOT, DURING THE LAST FIVE YEARS, SUCH PERSON WAS
             A PARTY TO A CIVIL PROCEEDING AND AS A RESULT WAS OR
             IS SUBJECT TO AN ENJOINMENT WITH RESPECT TO FEDERAL
             OR STATE SECURITIES LAWS.

             Item 2(e) is not amended or supplemented.

Item 2(f).   CITIZENSHIP.

             Item 2(f) is not amended or supplemented.

Item 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             Item 3 is not amended or supplemented, except to add the following:

             All shares of Common Stock owned by Mr. Cohen
             (excluding 58,500 shares underlying options to purchase Common Stock) are owned jointly with his wife, Barbara Cohen, as joint tenants with right of survivorship.

Item 4.      PURPOSE OF TRANSACTION.

             Mr. Cohen and Mrs. Cohen do not have any plans or proposals which relate to or would result in: (a) the acquisition by

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             any person of additional securities of the Issuer, or
             the disposition of securities of the Issuer; (b) an
             extraordinary corporate transaction, such as a
             merger, reorganization or liquidation, involving the
             Issuer or any of its subsidiaries; (c) a sale or
             transfer of a material amount of assets of the Issuer
             or any of its subsidiaries; (d) any change in the
             present board of directors or management of the
             Issuer, including any plans or proposals to change
             the number or term of directors or to fill any
             existing vacancies of the board; (e) any material
             change in the present capitalization or dividend
             policy of the Issuer; (f) any other material change
             in the Issuer's business or corporate structure,
             including, but not limited to, if the Issuer is a
             registered closed-end investment company, any plans
             or proposals to make any changes in its investment
             policy for which a vote is required by Section 13 of
             the Investment Company Act of 1940; (g) changes in
             the Issuer's charter, bylaws or instruments
             corresponding thereto or other actions which may
             impede the acquisition of control of the Issuer by
             any person; (h) causing a class of securities of the
             Issuer to be delisted from a national securities
             exchange or to cease to be authorized to be quoted in
             an inter-dealer quotation system of a registered
             national securities association; (i) a class of
             equity securities of the issuer becoming eligible for
             termination of registration pursuant to Section
             12(g)(4) of the Act; or (j) any action similar to any
             of those enumerated above.

Item 5(a).   AGGREGATE NUMBER AND PERCENTAGE OF COMMON STOCK.

             Mr. Cohen beneficially owns 857,792 shares of Common
             Stock which is 7.8% of the outstanding shares of Common Stock. Mrs. Cohen beneficially owns 789,058 shares of Common Stock which is 7.2% of the outstanding shares of Common Stock. The number of shares beneficially owned by the reporting persons reflects a 3-for-2 stock split effective September 9, 1997.

Item 5(b).   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             Mr. Cohen has:

             (i)      sole power to vote or to direct the vote:
                      857,792 shares

             (ii)     shared power to vote or to direct the vote:
                      None

             (iii)    sole power to dispose or to direct the
                      disposition: 857,792 shares

             (iv)     shared power to dispose or to direct the disposition:
                      None

             Mrs. Cohen has:

             (i)      sole power to vote or to direct the vote:
                      789,058 shares

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



             (ii)     shared power to vote or to direct the vote:
                      None

             (iii)    sole power to dispose or to direct the
                      disposition: 789,058 shares

             (iv)     shared power to dispose or to direct the disposition:
                      None

Item 5(c).   TRANSACTIONS

             Mr. and Mrs. Cohen sold 40,000 shares of Common Stock on
             February 19, 1998.

Item 6.      CONTRACTS, ARRANGEMENT, UNDERSTANDING OR RELATIONSHIPS WITH
             RESPECT TO SECURITIES OF THE ISSUER.

             None

Item 7.      MATERIAL TO BE FILED AS EXHIBITS.

             None


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 12, 1998                  --------------------------------
                                  David A. Cohen


                                --------------------------------
                                  Barbara Cohen





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